Exhibit (a)(5)(E)

Michael Gooch Issues Open Letter to GFI Group Stockholders

Letter Highlights CME Transaction’s Increased Merger Consideration of $5.85 per share

GFI Board of Directors Recommends the CME Transaction

CME Transaction on Track to Close; Stockholder Meeting Set For January 30th

GFI Stockholders Unlikely To Receive Full Cash Value of BGC’s Tender Offer Given Its Substantial Conditionality

GFI Stockholders Can Have a Bird in The Hand — or Wait for a BGC in the Bush.

Management Group Is Selling Its Shares To CME For $4.4380 Per Share; A Single Disinterested, Non-Continuing, Affiliated JPI Insider Is Selling Her Substantial GFI Stake For $5.4571 A Share

ALL Other GFI Shareholders Will Receive $5.85 Per Share

NEW YORK, January 27, 2015 — Michael Gooch, in his capacity as controlling stockholder of Jersey Partners Inc. (“JPI”), a 36%+ stockholder of GFI Group Inc. (“GFI”) (NYSE: GFIG), today issued an open letter to GFI shareholders in support of the higher, amended offer from CME Group (Nasdaq: CME) to acquire all outstanding shares of GFI for $5.85 per share.  Mr. Gooch is also Executive Chairman of GFI.

The full text of the letter follows:

Michael Gooch

c/o Jersey Partners Inc.

569 Middle Road

Bayport, NY 11705

January 27, 2015

To My Fellow GFI Stockholders:

I write in my capacity as the controlling stockholder of Jersey Partners Inc. (“JPI”), a 36%+ stockholder of GFI Group Inc. (“GFI”).

CME Group Inc. (“CME”) is offering GFI stockholders $5.85 per share in a consensual, tax-efficient merger transaction that is ready to close (the “CME Merger”).  BGC Partners, Inc. (“BGC”), on the other hand, has made a highly conditional hostile tender offer to acquire all the outstanding shares of GFI’s common stock for $6.10.  You can opt for a “bird in the hand” with CME, or hold out for “BGC in the bush.”

As part of the CME Merger, Colin Heffron, Nick Brown and I are buying GFI’s interdealer brokerage business (the “IDB Business”) for approximately $287 million.  We are also taking on approximately $82 million in deferred compensation owed to GFI employees, bringing the total consideration we are paying to approximately $369 million.  Furthermore, the management consortium has made additional financial and commercial commitments to CME that are designed to maximize value for GFI shareholders.

The $5.85 price that will be paid for your shares as part of the CME Merger—which has received all the necessary regulatory approvals to close and is on the table for your vote this coming Friday—implies a market cap of $743 million for GFI.  That is an 88% premium compared to GFI’s share price on July 29, 2014, the day before the initial announcement of the CME Merger.

Colin, Nick and I will be paid only $4.44 for each of our GFI shares being sold through JPI.  By taking this reduced sale price—and passing up a substantial portion of the premium that you and the other GFI stockholders will receive in the CME Merger—we have improved the value for all of GFI’s stockholders.

My ex-wife, Diane Gooch, is a significant stockholder of GFI (through JPI) and is also willing to take a reduced sales price for her more than 15 million shares.  She is not part of the group purchasing the IDB Business, and her financial interests are completely aligned with yours, but she has agreed to accept just $5.46 for each of her GFI shares that will be sold through JPI.  That is her vote of confidence in the CME Merger and shows how much she wants to see the CME Merger close.

While we are willing to take these significantly reduced sales prices in order for GFI stockholders to maximize the value of their shares, BGC’s commitment to a deal remains unclear.  After five-and-a-half months of negotiations with GFI’s Special Committee, BGC still has not signed a non-disclosure agreement with the standard no-solicitation, no-poach, and no-hiring conditions necessary to protect GFI from a raid on its employees.  As a result, I believe BGC’s hair trigger conditionality is unlikely to be satisfied given its inability to do due diligence without such a customary NDA in place.

BGC’s tender offer remains highly conditional.  Most notably, BGC’s offer is conditioned on the current GFI board voluntarily handing over board control to BGC if BGC receives tenders for as little as 45% of GFI’s outstanding shares.  That 45% represents less than 41% of the outstanding shares of GFI on a fully diluted basis. By comparison, JPI and other insiders and employees own or are entitled to more than 44% of the fully diluted share count once restricted stock units are factored in. In my opinion, it is not appropriate for BGC to get control of two-thirds of GFI’s board seats in these circumstances.

BGC’s tender offer is also subject to (among other things) an impairment condition that cannot be satisfied without due diligence.  Given BGC’s refusal to sign an NDA, it cannot begin due diligence and its impairment condition therefore cannot be satisfied.  In my opinion, this effectively represents a due diligence out from its obligation to close its tender offer.

To be clear, even if 45% of GFI’s shares (or more) are tendered to BGC next week, the tender offer is still subject to many other conditions, such as the impairment condition, which will remain unsatisfied.  So even if BGC reaches the 45% tender threshold, there is no assurance or guarantee that you will receive $6.10 for your shares.

Fortunately, GFI stockholders have an extremely compelling alternative to the highly conditional BGC offer: the pending transaction with CME which will benefit ALL GFI stockholders.  By choosing the tax-efficient CME transaction that offers you the right to elect cash and/or CME shares totaling $5.85 per share rather than BGC’s hostile, fully taxable conditional tender offer, you will avoid being stuck in limbo for a significant period of time—and possibly indefinitely—while waiting for the material conditions of BGC’s tender offer to be satisfied.

I urge you to vote in favor of the CME Merger so that all GFI stockholders can receive the tax-efficient $5.85 per share in merger consideration.  I also urge you not to tender your shares to BGC or vote against the CME Merger.  Doing so is a vote for uncertainty and against your own financial interests.

I thank you for your continued support.

Sincerely,
Michael Gooch

Important Information for Investors and Stockholders

In connection with the proposed transaction between GFI and CME, on December 24, 2014 the Securities and Exchange Commission (SEC) declared effective CME’s registration statement on Form S-4 that included a definitive proxy statement of GFI that also constituted a definitive prospectus of CME.  On December 24, 2014, GFI commenced mailing the definitive proxy statement/prospectus to stockholders of GFI.  On January 23, 2015, CME filed a supplement to the definitive proxy statement/prospectus on Form 424(b)(3) with the SEC, which has been mailed to stockholders of GFI.  INVESTORS AND SECURITY HOLDERS OF GFI ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by CME and GFI through the website maintained by the SEC at http://www.sec.gov or at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.  Copies of the documents filed with the SEC by GFI are available free of charge on GFI’s website at http://www.gfigroup.com or by contacting GFI’s Investor Relations Department at (212) 968-

6905.  Copies of the documents filed with the SEC by CME are available free of charge on CME’s website at http://www.cmegroup.com or by contacting CME’s Investor Relations Department at (312) 930-8491.

Participants in the Solicitation for the Proposed Merger Between GFI and CME

GFI and its directors, executive officers and certain of its employees may be considered participants in the solicitation of proxies in connection with the proposed transactions involving GFI and CME.  Investors and security holders may obtain more detailed information regarding the names, affiliates and interests of GFI’s directors and executive officers by reading GFI’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 13, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 22, 2014, and its Current Report on Form 8-K filed with the SEC on July 25, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is or will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.